INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010
THIRD QUARTER

Notice of no Auditor review of Financial Statements.

The accompanying unaudited financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Silvercrest Mines Inc. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to the most recent annual financial statements filed on SEDAR.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and the majority of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors. The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(IN CAD$)

	September 30, 2010	December 31, 2009
		(audited)
ASSETS

Current
Cash and cash equivalents	$6,263,357	$13,770,106
Amounts receivable	145,235	11,451
Taxes receivable	1,060,641	707,960
Prepaid expenses	72,969	35,054
Held-for-trading securities (note 5)	-	1,960,000
Inventory	201,469	-
	7,743,671	16,484,571

Plant and equipment (note 6)	17,326,644	9,036,877
Mineral properties (note 7)	19,631,444	15,864,134

	$44,701,759	$41,385,582

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable a nd accrued l iabilities (note 14)	$1,400,665	$464,077
Current portion of long term debt (note 10)	6,178,800	-
Derivative instruments (note 11)	6,557,424	231,523
	14,136,889	695,600

Asset retirement obligation (note 8)	599,488	564,137
Deferred revenue (note 9)	13,880,100	14,081,700
Long term debt (note 10)	3,913,240	7,116,880
Derivative instruments (note 11)	16,769,647	10,362,387
	35,162,475	32,125,104

Shareholders’ equity
Capital stock (note 12)	32,041,836	31,380,614
Contributed s urplus (note 12)	5,375,593	5,190,963
Deficit	(42,015,034)	(28,006,699)
	(4,597,605)	8,564,878

	$44,701,759	$41,385,582

Nature of operations (note 1)
Commitments and contingency (note 17)
Subsequent events (note 19)

On behalf of the Board:

“J. Scott Drever”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS and DEFICIT
(Unaudited – Prepared by Management)

	Three Months ended September 30,		Nine Months ended September 30,
	2010	2009	2010	2009

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and s alaries	$78,739	$28,250	$173,740	$63,095
Amortiza tion	2,268	1,914	7,305	4,843
General exploration	90,301	60,730	181,493	122,643
Investor relations and travel	65,625	27,205	203,852	218,927
Management fees (note 14)	87,500	87,500	262,500	262,500
Office and miscellaneous	30,619	48,510	125,050	101,414
Professional fees (note 14)	34,667	50,390	185,486	161,818
Regulatory and transfer agent fees	1,126	8,295	27,589	37,989
Rent and communications	13,412	18,910	33,531	38,381
Shareholder communications	4,533	6,236	19,350	29,378
Stock-based compensation	227,139	115,056	313,705	190,116
Trade s hows and conferences	28,234	4,971	61,715	22,315
LOSS BEFORE OTHER ITEMS	(664,163)	(457,967)	(1,595,316)	(1,253,419)

OTHER ITEMS
Foreign exchange gain (loss)	1,233,588	(149,849)	281,723	(264,999)
Interest on long term debt	(141,550)	(88,445)	(447,532)	(158,668)
Interest income	9,625	1,222	18,285	7,010
Transaction costs	-	(36,045)	-	(172,875)
Realized gain on marketable s ecurities	-	-	630,000	-
Unrealized loss on derivative instruments (note 11)	(3,559,202)	(3,668,921)	(12,895,495)	(5,140,951)
	(2,457,539)	(3,942,038)	(12,413,019)	(5,730,483)

NET AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,121,702)	(4,400,005)	(14,008,335)	(6,983,902)

DEFICIT, beginning of period	(38,893,332)	(14,849,224)	(28,006,699)	(12,265,327)

DEFICIT, end of period	$(42,015,034)	$(19,249,229)	$(42,015,034)	$(19,249,229)

Basic and diluted loss per share	$(0.05)	$(0.08)	$(0.23)	$(0.14)

Weighted average number of common shares outstanding	60,193,625	58,149,489	59,891,010	50,040,515

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$(3,121,702)	$(4,400,005)	$(14,008,335)	$(6,983,902)
Items not affecting cash:
Amortization	2,268	1,914	7,305	4,843
Stock-based compensation	227,139	115,056	313,705	190,116
Foreign exchange gain	(1,179,011)	-	(445,674)	-
Realized gain on marketable securities	-	-	(630,000)	-
Unrealized loss on derivatives	3,559,202	3,668,921	12,895,495	5,140,951
	(512,104)	(614,114)	(1,867,504)	(1,647,992)
Changes in non-cash working capital items:
Amounts receivable	(13,030)	(51,988)	(131,599)	(41,159)
Taxes receivable	490,100	15,465	(352,681)	185,245
Prepaid expenses	(13,020)	11,736	(37,915)	(18,493)
Accounts payable and accrued liabilities	(71,635)	(78,923)	(5,788)	(74,743)
	(119,689)	(717,824)	(2,395,487)	(1,597,142)
FINANCING ACTIVITIES
Capital stock issued	-	-	-	6,325,000
Capital stock issuance costs	-	(12,678)	-	(694,447)
Long term debt - proceeds	3,047,400	-	3,047,400	3,000,000
Stock options exercised	34,375	-	234,375	-
Wa rrants exercised	21,125	-	295,588	-
	3,102,900	(12,678)	3,577,363	8,630,553
INVESTING ACTIVITIES
Plant and equipment acquired	(1,791,544)	(1,449,353)	(7,996,945)	(2,304,936)
Mineral properties	(1,906,853)	284,656	(3,080,210)	(1,906,152)
Inventory	(201,469)	-	(201,469)	-
Marketable securities sold	-	-	2,590,000	-
	(3,899,866)	(1,164,697)	(8,688,624)	(4,211,088)

Change in cash and cash equivalents, during the period	(916,655)	(1,895,199)	(7,506,749)	2,822,323
CASH AND CASH EQUIVALENTS, beginning of period
	7,180,012	8,586,321	13,770,106	3,868,799
CASH AND CASH EQUIVALENTS, end of period	$6,263,357	$6,691,122	$6,263,357	$6,691,122

Cash and cash equivalents is represented by:
Cash	$2,263,357	$4,689,917	$2,263,357	$4,689,917
Cash equivalents	4,000,000	2,001,205	4,000,000	2,001,205
	$6,263,357	$6,691,122	$6,263,357	$6,691,122

Supplemental disclosure with respect to cash flows (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SilverCrest Mines Inc. (the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual consolidated financial statements. Accordingly, they should be read in conjunction with our most recent annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are disclosed in CAD currency unless otherwise stated.

In October 2009, the Company commenced mine construction at its 100% owned Santa Elena gold-silver project located northeast of Hermosillo in the State of Sonora, Mexico. The Company has financed the construction of the mine with a brokered private placement of $6,325,000, a gold production contract with Sandstorm Resources Ltd. (”Sandstorm”) of $12,559,200 (note 9) and a project loan with Macquarie Bank Ltd. of US$12,500,000 of which US$9,800,000 has been received (note 10). The Company drew down the remaining US$2,700,000 on November 3, 2010 (note 19).

Other than the Santa Elena Project, the Company is in the process of exploring and developing its other mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company expects the Santa Elena Project to achieve sustainable production levels to generate operating cash inflows in the coming months. If operating cash flows cannot be achieved, management will seek out additional financing from available sources to assure continuation of the Company’s operations and development programs for the next fiscal year.

	September 30, 2010	December 31, 2009
Working Capital	$(6,393,218)	$15,788,971
Deficit	$(42,015,034)	$(28,006,699)

2.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and the 2010 quarterly interim periods.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, asset retirement obligations, foreign currency, future income taxes, and share based payments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

3.	ACCOUNTING POLICIES

NEW

Inventory consists of materials and supplies used in operations such as fuel, explosives, reagents and spare parts. These are valued at the lower of average cost and replacement cost.

FUTURE

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

4.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’ ability to continue as a going concern in order to pursue the development of its mineral properties. The Company considers as its capital its shareholders’ equity, cash, cash equivalents and long term debt.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company currently has sufficient capital resources to meet its planned operational expenses, administrative overhead expenses and complete the Santa Elena Mine construction through its current operating year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

5.	HELD-FOR-TRADING SECURITIES

	September 30, 2010	December 31, 2009

Held-for-trading securities: Sandstorm Resources Ltd.	$-	$1,960,000

On April 27, 2010 the Company sold 3,500,000 common shares of Sandstorm for gross proceeds of $2,625,000. The Company realized a net gain of $630,000 on the sale of the shares for the period ended September 30, 2010.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

6.	PLANT AND EQUIPMENT

Amortization of plant and equipment will commence when placed into service and prior to achieving commercial production amortization expense will be capitalized to mineral properties.

	September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Plant and equipment	$17,297,382	$-	$17,297,382	$9,012,966	$-	$9,012,966
Corporate office equipment	87,267	58,005	29,262	74,611	50,700	23,911
	$17,384,649	$58,005	$17,326,644	$9,087,577	$50,700	$9,036,877

The Company has entered into agreements in connection with mine construction as follows;

In 2008, the Company agreed to have a heap leaching processing plant and refinery constructed for a total price of US$1,253,070. The Company has paid US$1,190,146 ($1,413,901) and will pay the final balance of US$62,924 on acceptance of performance testing.

In October 2009, the Company agreed to purchase generators for power generation for a total price of US$762,390. The Company paid the remaining balance of US$152,478 in September 2010 on acceptance of performance testing.

In October 2009, the Company agreed to purchase certain automotive equipment for a total price of US$219,380. The Company has paid US$158,310 and will pay the remaining balance when the equipment is required.

In January 2010, the Company entered into an agreement with a construction contractor relating to the mine construction. The Company agreed to pay approximately $975,000 (MXP 11,798,455). The Company made all payments and the contractor has completed demobilization.

In April 2010, the Company entered into an agreement with an electrical contractor relating to plant and equipment. The Company agreed to pay approximately $450,000 (MXP 5,438,812). The Company completed the final payment in October 2010.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

7.	MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

September 30, 2010	MEXICO		2010
	Santa Elena	Cruz de Mayo	Total
Additions
Deferred development costs:
Mining operations	$2,166,815	$-	$2,166,815
Professional fees	101,221	-	101,221
Salaries	918,062	-	918,062
Technical consulting and services	580,657	-	580,657
	3,766,755	-	3,766,755
Deferred exploration costs:
Exploration and general	-	556	556
Subtotal, 2010 additions	3,766,755	556	3,767,310

Balance, December 31, 2009	$14,476,109	$1,388,025	15,864,134
Balance, September 30, 2010	$18,242,864	$1,388,581	19,631,444

2009	MEXICO			2009
	Santa Elena	Cruz de Mayo	Silver Angel	Total
Additions
Acquisition and option payments	$2,943,035	$-	$-	$2,943,035
Deferred development costs:
Assays	57,728	-	-	57,728
Drilling	98,893	-	-	98,893
Operations	133,287	-	-	133,287
Professional fees	144,304	-	-	144,304
Salaries	506,490	-	-	506,490
Technical consulting and services	845,901	-	-	845,901
	4,729,638	-	-	4,729,638
Deferred exploration costs:
Exploration and general	-	78,934	30,766	109,700
Subtotal, 2009 additions	4,729,638	78,934	30,766	4,839,338
Write-off of mineral property	-	-	(979,205)	(979,205)

Balance, December 31, 2008	$9,746,471	$1,309,091	$948,439	$12,004,001
Balance, December 31, 2009	$14,476,109	$1,388,025	$-	$15,864,134

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

7.	MINERAL PROPERTIES (continued)

Santa Elena Project, Mexico

On December 8, 2005 the Company entered into an option agreement to acquire the Santa Elena Project located northeast of Hermosillo, Sonora State, Mexico. The Company made stage payments totaling US$1,900,000 from December 2005 to June 2009 towards acquiring the rights to a 100% interest in the Santa Elena Project.

On August 14, 2009 the Company exercised its option to complete the acquisition of the Santa Elena Project. On October 1, 2009 upon federal registration in Mexico of the title documents, the Company paid US$1,575,000 in cash and US$525,000 by issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share. The Company holds a 100% interest in the Santa Elena Project as at September 30, 2010.

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in the mineral concessions located in the Sonora State in Mexico in 2004.

Silver Angel Project, Mexico

The Company holds a 100% interest in mineral properties located in the Northern Sierra Madre range in Mexico, acquired by concession applications. As a result of poor exploration results, the Company elected to write-off the accumulated mineral property expenditures of $979,205 to operations effective December 31, 2009. All subsequent costs related to the Silver Angel Project are being expensed as such costs are incurred.

El Zapote Project, El Salvador

The Company acquired a 100% interest in the properties located in El Salvador by acquiring 100% of the share capital of Minera Atlas S.A. de C.V. (“Atlas”) an El Salvadoran corporation which owns certain concessions located in the Department of Santa Ana in Northern El Salvador. The properties are subject to a sliding scale royalty, payable from production, varying from US$0.20 per ounce of silver equivalent to US$0.60 per ounce depending on the silver price. The transaction was accounted for as an asset purchase since Atlas was not considered a business.

As a result of delays encountered in El Salvador in the permitting process and the political risk in the country, the Company elected to write-off the accumulated mineral property expenditures of $3,966,743 to operations effective December 31, 2008. All subsequent costs related to El Salvador are being expensed as such costs are incurred.

8.	ASSET RETIREMENT OBLIGATION

The total undiscounted amount of future expenditures required to settle the Company’s reclamation and remediation obligations in connection with Santa Elena and Cruz de Mayo Projects, as at September 30, 2010, is estimated to be $1,027,418 (2009 - $1,044,179). The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available.

The fair value of the estimated future expenditures as at September 30, 2010 has been estimated to be $599,488 (2009 - $564,137). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4%, a discount rate of 8% (credit adjusted risk-free interest rate) and projected mine life of 8 years.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

Asset Retirement Obligations
As at December 31, 2008	$-
Reclamation provision	564,137
As at December 31, 2009	$564,137
Accretion expense	44,851
Foreign exchange	(9,500)
As at September 30, 2010	$599,488

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

9.	DEFERRED REVENUE

Details are as follows:

	September 30, 2010	December 31, 2009
Upfront deposit	$12,559,200	$12,559,200
Foreign exchange	(201,600)	-
Sandstorm shares	1,522,500	1,522,500
Deferred revenue	$13,880,100	$14,081,700

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Resources Ltd. under which the Company’s wholly-owned Mexican subsidiary Nusantara De Mexico S.A. De C.V. agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of US$12,000,000. The agreement also provides for ongoing per-ounce payments equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of US$450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine.

The Upfront Deposit of US$12,000,000 was treated as deferred revenue, as the Company designated the agreement as a normal sales contract. As at September 30, 2010, no income recognition has been recorded against the Upfront Deposit, as gold sales to Sandstorm have not yet commenced. The Company provided Sandstorm with a completion guarantee under the agreement and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at the date received of $1,522,500 was treated as deferred revenue. The shares were sold in April 2010 for gross proceeds of $2,625,000 (note 5).

Under the completion guarantee Sandstorm may require the return of a portion of the upfront payment if, within 30 months (May 27, 2012) from the date that the upfront payment was released, the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any three consecutive month periods. The Company believes it is more likely than not to fulfill the minimum production requirement.

10.	LONG TERM DEBT

Details are as follows:

	September 30, 2010	December 31, 2009
Macquarie Bank Limited - Project Loan Facility	$10,164,280	$7,116,880
Foreign exchange	(72,240)	-
Less current portion	(6,178,800)	-
Long term debt	$3,913,240	$7,116,880

Macquarie Bank Limited Project Loan Facility and Hedging Facilities

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a US$12,500,000 Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development of the Company’s Santa Elena Project in Mexico.

The Company drew down US$6,800,000 on December 9, 2009 to repay the Company’s $6,000,000 Credit Agreement and various transaction costs associated with the Project Loan. The Project Loan will bear interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan. The Project Loan will be repaid in full on or before September 30, 2013 pursuant to an amortization schedule. The loan is secured by the assets of the Company. On August 5, 2010 the Company drew down an additional US$3,000,000 to fund working capital and final construction expenditures. On November 3, 2010 the Company drew down the remaining US$2,700,000 to fund operations at the Santa Elena Project and amended the Project Loan repayment schedule (note 19).

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

10.	LONG TERM DEBT (continued)

In consideration for the provision of the Project Loan, the Company in fiscal 2009 paid a facility fee of US$625,000 and issued 5,000,000 warrants to purchase common shares at $0.90 per share expiring on November 24, 2012 which vest prorata with the drawdown of the Project Loan. The incremental fair value of the warrants was calculated at $849,000 and was allocated to transaction costs and contributed surplus at December 31, 2009. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

MBL agreed to cancel 3,216,782 existing warrants on initial draw down of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

The Hedging Facility was established on June 12, 2009, amended on November 26, 2009 and on October 27, 2010 (note 19) between the Borrower and MBL to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production (note 11).

11.	DERIVATIVE INSTRUMENTS

Details are as follows:

	Hedging Facility	European Gold Call Option	Total Derivative Instrument Liability
As at December 31, 2009	$9,267,650	$1,326,260	$10,593,910
Unrealized loss	12,427,069	468,426	12,895,495
Foreign currency	(143,579)	(18,755)	(162,334)
As at September 30, 2010	$21,551,140	$1,775,931	$23,327,071

	September 30 2010	December 31 2009
Derivative instruments short term	$6,557,424	$231,523
Derivative instruments long term	$16,769,647	$10,362,387

Macquarie Bank Limited – Hedging Facility

In June 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan. The Hedging Facility is comprised of 55,000 ounces of gold sold forward at US$926.50 per ounce according to the following delivery schedule in place at September 30, 2010. On October 27, 2010 the Company amended the delivery schedule (note 19).

Metal	Maturity	Quantity (Ounces)
Gold	2010	1,374
	2011	21,666
	2012	17,276
	2013	14,684
		55,000

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Project however it does not meet the requirements for hedge accounting under current Canadian generally accepted accounting principles (Canadian GAAP).

Financial derivative instruments, those which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the period.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

11.	DERIVATIVE INSTRUMENTS (continued)

As at September 30, 2010, the fair value of the Hedge Facility has resulted in an incremental derivative instrument liability of $12,427,069.

Macquarie Bank Limited – European gold call option

In June 2009 as partial consideration for the Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of US$1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.01%
Expected dividend yield	-
Expected volatility	27.07%
Expected life	3 years

As at September 30, 2010 the fair value of the European gold call option has resulted in an incremental derivative instrument liability of $468,426.

Composition of unrealized loss on derivative instruments

	September 30 2010	December 31 2009
Macquarie Bank Limited - Hedging Facility	$12,427,069	$9,267,650
Macquarie Bank Limited - European gold call option	468,426	1,326,260
Unrealized loss on derivative instruments	$12,895,495	$10,593,910

As at September 30, 2010, a 10% increase in the price of gold would result in an increase of $8,033,436 in the unrealized loss on derivative instruments.

12.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized

Unlimited number of common shares without par value
Unlimited number of preference shares without par value (none outstanding)

Issued and fully paid - common shares

	Number of Shares	Capital Stock	Contributed Surplus	Total
As at December 31, 2008	45,499,461	$25,250,963	$3,961,715	$29,212,678
Warrants exercised	67,500	43,875	-	43,875
Private placement	12,650,000	6,325,000	-	6,325,000
Agent Fees	-	(379,500)	-	(379,500)
Share issuance costs and agent warrants	-	(432,054)	117,107	(314,947)
Issued for mineral properties	1,216,968	572,330	-	572,330
Stock-based compensation	-	-	263,141	263,141
Fair value of warrants	-	-	849,000	849,000
As at December 31, 2009	59,433,929	$31,380,614	$5,190,963	$36,571,577
Warrants exercised	454,750	295,588	-	295,588
Stock options exercised	383,750	363,450	(129,075)	234,375
Share issuance costs	-	2,185	-	2,185
Stock-based compensation	-	-	313,705	313,705
As at September 30, 2010	60,272,429	$32,041,836	$5,375,593	$37,417,429

As at September 30, 2010, 454,750 warrants related to the September 2009 offering were exercised for cash proceeds of $295,588 and 383,750 stock options exercised for cash proceeds of $234,375.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

12.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

December 31, 2009

On June 25, 2009 the Company completed an offering of 12,650,000 Units at a price of $0.50 per Unit for gross proceeds of $6,325,000. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. In connection with the offering the Company paid agent fees of $379,500 and issued 759,000 warrants exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. The fair value of the warrants of $117,107 was allocated to capital stock and contributed surplus. The weighted average assumptions used for the Black-Scholes valuation of warrants were annualized volatility of 96.43%, risk-free interest rate of 1.23%, expected life of 18 months, dividend rate of Nil. The Company incurred share issuance costs of $314,947.

In 2009 67,500 warrants related to the offering were exercised for cash proceeds of $43,875.

13.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
As at December 31, 2008	4,180,000	$1.08
Issued	1,225,000	$0.52
Expired	(625,000)	$1.41
Cancelled	(300,000)	$1.27
As at December 31, 2009	4,480,000	$0.87
Issued	1,200,000	$0.97
Exercised	(383,750)	$0.61
Expired	(315,000)	$0.75
As at September 30, 2010	4,981,250	$0.94
Exercisable at September 30, 2010	3,800,000	$0.94

Number of Options	Exercise Price	Expiry Date
100,000	$0.96	August 15, 2011
725,000	$0.70	September 28, 2011
225,000	$1.39	January 7, 2013
850,000	$1.27	March 28, 2013
850,000	$1.03	July 14, 2013
100,000	$0.45	January 8, 2014
831,250	$0.50	July 22, 2014
100,000	$0.80	October 21, 2014
75,000	$0.97	May 5, 2015
1,125,000	$1.05	September 10, 2015
4,981,250

The weighted average remaining contractual life of options outstanding at September 30, 2010 is 3.14 years.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

13.	STOCK OPTIONS AND WARRANTS (continued)

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
As at December 31, 2008	5,219,773	$1.36
Issued	12,084,000	$0.75
Exercised	(67,500)	$0.65
Expired	(130,974)	$1.40
Cancelled	(3,216,782)	$1.33
As at December 31, 2009	13,888,517	$0.84
Exercised	(454,750)	$0.65
Expired	(1,872,017)	$1.40
As at September 30, 2010	11,561,750	$0.76

Number of Warrants	Exercise Price	Expiry Date
6,561,750	$0.65	December 25, 2010
5,000,000	$0.90	September 12, 2012
11,561,750

14.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

a)	Paid $262,500 (2009 - $262,500) for management fees to companies controlled by two directors.

b)	Paid $131,250 (2009 - $131,250) for project management fees to an officer of the Company which are included in deferred development expenditures.

c)

Paid or accrued $57,786 (2009 - $94,915) for legal fees which were included in professional fees, $NIL (2009 - $68,181) for transaction costs and $NIL (2009 - $130,747) for share issue costs to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at September 30, 2010 is $15,092 (2009 - $14,260) due to a law firm of which an officer of the Company is a partner and $15,000 (2009 - $55,000) to a company controlled by an officer and director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009

Cash paid during the period for interest	$388,589	$163,553

Significant non-cash transactions for the Company for the nine month period ended September 30, 2010 were as follows:

a)	The Company recorded a value of $313,705 for stock options vested during the period in contributed surplus.

b)	The Company recorded a value of $129,075 from contributed surplus to capital stock due to the exercise of stock options.

c)	Included in mineral properties is $966,809 which relates to accounts payable and accrued liabilities and $44,851 which relates to accretion of asset retirement obligation (note 8).

d)	Included in plant and equipment is $300,127 which relates to accounts payable and accrued liabilities.

Significant non-cash transactions for the Company for the nine month period ended September 30, 2009 were as follows:

a)	The Company recorded a value of $190,116 for stock options vested in the period in contributed surplus.

b)	The Company recorded a value of $117,107 for agent’s warrants pursuant to the offering in capital stock and contributed surplus.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

c)	Included in mineral properties, plant and equipment is $375,758 which relates to accounts payable and accrued liabilities.

16.	FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

c.	Foreign Currency Risk

The Company operates in Canada, United States, Mexico and EL Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At September 30, 2010 the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$4,187,553	$1,882,414	$193,390	$6,263,357
Amounts receivable	64,493	-	80,742	$145,235
Total Assets	4,252,046	1,882,414	274,132	6,408,592

Amounts payable and accrued liabilities	178,654	814,187	407,824	1,400,665
Long term debt	-	10,092,040	-	10,092,040
Derivative instruments	-	23,327,071	-	23,327,071
Total Liabilities	178,654	34,233,298	407,824	34,819,776

Net Assets (Liabilities)	$4,073,392	$(32,350,884)	$(133,692)	$(28,411,184)

Based on the above net exposures at September 30, 2010 a 10% appreciation of the Canadian dollar against the US dollar and Mexican Peso, with all other variables held constant would result in approximately a $3,248,000 decrease in the Company’s loss and comprehensive loss for the period.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

16.	FINANCIAL INSTRUMENTS (continued)

At December 31, 2009, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	18,174,867

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

d.	Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6% which currently is approximately 6.32% . At September 30, 2010, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the period.

e.	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company has entered into a gold price protection program (note 11).

The Company’s financial instruments consist of cash, cash equivalents, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates their carrying value given that the interest rates have not changed materially.

At September 30, 2010, the Company’s classification of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,323,357	$-	$-	$6,323,357
Total Assets	6,323,357	-	-	6,323,357

Derivative instruments	-	23,327,071	-	23,327,071
Total Liabilities	$-	$23,327,071	$-	$23,327,071

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine month period ended September 30, 2010	TSX.V:SVL

17.	COMMITMENTS AND CONTINGENCY

The Company has an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2010	$49,491
Year ending December 31, 2011	49,491
Year ending December 31, 2012	28,870
$127,852

Other commitments in respect of the Company’s Santa Elena Project are disclosed in note 6.

The Company is obligated to pay management bonuses totaling $175,000 in fiscal 2010 if the milestone of commercial production has been achieved at the Company’s Santa Elena Project, in Mexico.

18.	SEGMENTED INFORMATION

The Company operates in one business segment, the exploration and development of mineral properties. At the period end, assets by geographic location are as follows:

September 30, 2010	Canada	Mexico	Total
Capital Assets
Plant and equipment	$29,262	$17,297,382	$17,326,644
Mineral properties	-	19,686,952	19,686,952
December 31, 2009
Capital Assets
Plant and equipment	$23,911	$9,012,966	$9,036,877
Mineral properties	-	15,864,134	15,864,134

19.	SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2010

a)	On October 27, 2010 the Company amended the delivery schedule of the Hedging Facility with Macquarie Bank Limited (note 11). The new delivery schedule is as follows:

Metal	Maturity	Quantity (Ounces)
Gold	2010	1,374
	2011	17,000
	2012	9,650
	2013	17,700
	2014	9,276
		55,000

b)	On November 3, 2010 the Company drew down the remaining US$2,700,000 of the US$12,500,000 Project Loan with Macquarie Bank Limited. The proceeds will fund operations at the Santa Elena Project.

c)	On November 3, 2010 the Company amended the US$12,500,000 Project Loan repayment schedule (note 10). The new schedule requires the Company to make the following repayments:

	Project Loan Repayments
Year ending December 31, 2011	US	7,700,000
Year ending December 31, 2012		2,500,000
Year ending December 31, 2013		2,300,000
	US$	12,500,000

d)	1,479,000 warrants were exercised at $0.65 per share and 18,750 stock options were exercised at $0.97 per share for cash proceeds of $979,538.